SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-14640

For the month of February 2009

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant’s Name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

Itaú Unibanco Banco Múltiplo S.A.

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. Publicly Held Company CNPJ 60.872.504/0001-23	UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. Publicly Held Company CNPJ 33.700.394/0001-40	UNIBANCO HOLDINGS S.A. Publicly Held Company CNPJ 00.022.034/0001-87

PRESS RELEASE

APPROVAL OF THE MERGER BETWEEN ITAÚ AND UNIBANCO

UNIFICATION OF STOCK TICKERS

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A (“ltaú Unibanco”), UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“Unibanco”) and UNIBANCO HOLDINGS S.A. (“Unibanco Holdings”) are pleased to announce that:

●	on February 18, 2009, the Brazilian Central Bank approved the merger of the ltaú and Unibanco groups.

●
the stock tickers originally issued to Unibanco and Unibanco Holdings, which are currently traded under the stock tickers below (the “previous tickers”), will begin to be traded under the stock tickers of Itaú Unibanco (the “new tickers”).

●
the unification of the stock tickers will take place automatically on March 31, 2009, when all of the stock tickers originally issued by Unibanco and/or Unibanco Holdings will begin to be traded under the stock tickers of Itaú Unibanco.  At the time of the unification, the stocks of Unibanco and Unibanco Holdings will be exchanged for stocks of Itaú Unibanco based on the exchange ratio approved at the companies’ shareholders’ meetings that took place on November 28, 2008, as indicated below:

Previous tickers	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
New tickers	ITAU3	ITAU4	ITAU3	ITAU4	ITAU4	ITU
Exchange Ratio (previous ticker : new ticker)	1.1797=1	3.4782=1	1.1797=1	3.4782=1	1.7391=1	0.17391=1

The shares that cannot be delivered as a whole to shareholders as a result of the implementation of the exchange ratio will be sold on the stock exchange, and the proceeds of the sale will be proportionately distributed among the holders of the fractional shares.

Payment of the declared monthly dividends

In addition, on April 8, 2009, the following monthly dividends, which have been declared by Itaú Unibanco since November 28, 2008, will be paid to the holders of shares originally issued by Unibanco and/or Unibanco Holdings as follows:

Reference Month	Reference Date in Brazil	Reference Date in the U.S
December	11/28/2008	12/5/2008
January	12/30/2008	1/6/2009
February	01/30/2009	2/4/2009

Itaú Unibanco Banco Múltiplo S.A.

The monthly amounts that are due to the holders of each security on the reference date are as follows:

Security	Previous Ticker	Amount of dividends in Reais
UBB - ON	UBBR3	0.0101720
UBB - PN	UBBR4	0.0034500
UBB HOLDING - ON	UBHD3	0.0101720
UBB HOLDING - PN	UBHD6	0.0034500
UNIT	UBBR11	0.0069001
GDS UNIBANCO	UBB	0.0690012

Therefore, the holders of stock originally issued by Unibanco and/or Unibanco Holdings shall be entitled to monthly payments (dividends/IoC) instead of quarterly payments.

Payment of declared complimentary interest on own capital

The complimentary interest on own capital that was declared on December 18, 2008, with reference dates of December 30, 2008 in Brazil and January 6, 2009, in the United States, will be paid before April 30, 2009, in the amounts as follows:

Security	Ticker	Nominal Value In Reais	Net Value of Income Tax in Reais
UBB - ON	UBBR3	0.0652708	0.0554801
UBB - PN	UBBR4	0.0221378	0.0188171
UBB HOLDING - ON	UBHD3	0.0652708	0.0554801
UBB HOLDING - PN	UBHD6	0.0221378	0.0188171
UNIT*	UBBR11	0.0442757	0.0376343
GDS UNIBANCO**	UBB	0.4427577	0.3763440

(*) each UNIT represented one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) each GDS traded on the New York Stock Exchange (NYSE: UBB) corresponds to 10 UNITs.

Payment Procedures

The payment of the amounts that are due will be made as follows:

1.         Holders of GDSs UNIBANCO:

The payment will be made directly to the depositary bank, The Bank of New York Mellon, which will be responsible for transferring payment to the shareholders.

2.         Other shareholders:

2.1. Shareholders that are owners of registered checking accounts with Unibanco or Itaú:

The payment will be credited in the respective checking accounts.

2.2. Shareholders that own checking accounts with other banks and have already indicated the bank/agency/checking account:

The payment will be made by electronic wire transfer in the respective amounts.

2.3. Shareholders whose shares are deposited with fiduciary custodians of the São Paulo Stock Exchange (BOVESPA):

The payment will be made directly to the São Paulo Stock Exchange (BOVESPA), which will be responsible for transferring payment to the shareholders through their securities brokers.

Itaú Unibanco Banco Múltiplo S.A.

2.4. Shareholders that do not fit any of the descriptions above should contact our Shareholders Assistance department.

2.5. Holders of bearer shares that have not yet been converted to the book-entry system:

The payment will be made after delivery of the respective certificates for mandatory conversion.

2.5.1. The Shareholders Assistance department will make the exchange of the shares in the locations indicated below.  Holders of bearer shares should take their respective certificates to the locations below, along with certified copies of their ID, tax payer’s card and proof of residence.

Shareholders Assistance department:  Telephone – +55 (11) 5029-7780 from Monday through Friday, from 9:00 am through 6:00 pm.

Belo Horizonte – MG Av. João Pinheiro, 195 – Ground floor CEP 30130-180	Rio de Janeiro - RJ Rua Sete de Setembro, 99 – Basement floor CEP 20050-005

Brasilia - DF SCS Quadra 3, 30, - Edificio D’Angela, Bloco A, - Mezzanine CEP 70300-500	Salvador - BA Av. Estados Unidos, 50 – 2nd floor Edificio Sesquicentenário CEP 40010-020

Curitiba - PR Rua João Negrão , 65 - Mezzanine CEP 80010-200	São Paulo - SP Rua Boa Vista, 176 – 1st Basement floor CEP 01014-000

Porto Alegre - RS Rua Sete de Setembro. 746 – Ground floor CEP 90010-190

São Paulo, February 20, 2009

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. Alfredo Egydio Setubal Investor Relations Officer	UNIBANCO- UNIÃO DE BANCOS BRASILEIROS S.A. Geraldo Travaglia Filho Investor Relations Officer	UNIBANCO HOLDINGS S.A. Geraldo Travaglia Filho Investor Relations Officer

For additional information, please contact
Investor Relations
Itaú Unibanco Banco Múltiplo S.A.
E-mail: relacoes.investidores@itau.com.br and relacoes.investidores@unibanco.com.br
www.itau.com and www.ri.unibanco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2009
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

	By:	/s/ Geraldo Travaglia Filho Name: Geraldo Travaglia Filho Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.